

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 27, 2010

Mr. Thomas P. McCaffrey
Senior Vice President and Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: **BE Aerospace, Inc.**
                 Form 10-K for the year ended December 31, 2009
                 File No. 0-18348

Dear Mr. McCaffrey:

        We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1. Please revise future filings to provide a more comprehensive and quantified understanding of the specific factors that impacted changes in revenues during the periods presented. Specifically address the impact of changes in prices, volumes, product mix and foreign currency. Also, please revise future filings to disclose and discuss changes in other metrics you track including backlog and book to bill.

Liquidity and Capital Resources, page 30

2. We note your analysis of changes in working capital. In future filings, please revise your disclosures to discuss the underlying reasons for significant changes in all working capital items. Refer to Item 303(a) of Regulation S-K and to SEC Release 33-8350.

Outstanding Debt and Other Financial Arrangements, page 31

3. We note your disclosures on page F-13 indicating that your credit agreement contains financial covenants and that you were in compliance with those covenants as of December 31, 2009. If it is or becomes reasonably likely that you may not comply with any material debt covenants, please revise future filings to disclose your actual as well as your required ratios/amounts as of each reporting date. Also, discuss your compliance with any other material restrictions. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies
Long-Lived Assets and Goodwill, page 33

4. Given the significance of your goodwill balance it appears that a potential goodwill impairment could be material to your operations. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each such reporting unit in future filings:
    *   Identify the reporting unit;
    *   Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;
    *   Disclose the amount of goodwill;
    *   Provide a description of the assumptions that drive the estimated fair value;
    *   Provide a discussion of the uncertainty associated with these key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
    *   Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
    If you have determined that the estimated fair values substantially exceed the carrying values for all of your reporting units, please disclose that determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

5. Please also provide similar disclosures, as applicable, for any other long-lived assets or asset groups for which you have determined that estimated fair values are not substantially in excess of carrying values to the extent they could materially impact your operating results or total shareholders' equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Item 9A. Controls and Procedures, page 35
Disclosure Controls and Procedures, page 35

6. We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Consolidated Balance Sheets, page F-3

7. Please revise future filings to provide the disclosures required by Rules 5-02(3)(c) and 5-02(6)(d) of Regulation S-X, to the extent applicable.

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page F-7

8. Please tell us and disclose in future filings the percent of revenues that you recognized using percentage of completion accounting. Also, please confirm to us and clarify in future filings that you record contract losses when they are evident and determined.

Note 1. Summary of Significant Accounting Policies, Goodwill and Intangible Assets, page F-8

9. Please tell us and disclose in future filings the number of reporting units you have and explain to us how you determined and identified your reporting units.

Note 13. Segment Reporting, page F-19

10. Please revise your segment disclosures in future filings to address the following:
    *   Tell us and clarify whether you aggregate operating segments into your reportable segments and, if applicable, demonstrate to us that aggregation is appropriate;
    *   Provide revenues by product line to the extent practicable; and
    *   Provide separate geographic disclosures for any material individual foreign country.

Mr. Thomas McCaffrey
BE Aerospace, Inc.
April 27, 2010
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, Sherry Haywood, Attorney, at (202) 551-3345, Andy Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant